Free Writing Prospectus to Preliminary Terms No. 4,653

Registration Statement Nos. 333-250103; 333-250103-01

Dated March 31, 2022; Filed pursuant to Rule 433

Morgan Stanley

5-Year Worst-Of AMZN, AAPL and TSLA Market-Linked Contingent Income Notes
This document provides a summary of the terms of the notes. Investors must carefully review the accompanying preliminary pricing supplement referenced below, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	Amazon.com, Inc. common stock (AMZN), Apple Inc. common stock (AAPL) and Tesla, Inc. common stock (TSLA)
Higher coupon payment:	5.00% to 7.00% per annum
Lower coupon payment:	1.00% per annum
Coupon payment dates:	Annually
Determination dates:	Annually, on April 26, 2023, April 24, 2024, April 24, 2025, April 24, 2026 and April 26, 2027
Pricing date:	April 26, 2022
Maturity date:	April 29, 2027
CUSIP:	61773QZV4
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/0001666268/000183988222006898/ms4653_424b2-03574.htm

Hypothetical Coupon Payment on Any Annual Coupon Payment Date
Change in Worst Performing Underlying on an Annual Determination Date as Compared to its Initial Price	Coupon Payment
+50%	5.00%*
+40%	5.00%*
+30%	5.00%*
+20%	5.00%*
+10%	5.00%*
0%	5.00%*
-1%	1.00%
-10%	1.00%
-20%	1.00%
-30%	1.00%
-40%	1.00%
-50%	1.00%
-60%	1.00%
*Assumes a higher coupon payment of 5.00%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Stocks

For more information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Notes

●You will receive only the lower coupon payment for each annual period for which the determination closing price of any underlying stock on the related determination date is below its respective initial share price.

●Investors will not participate in any appreciation of the underlying stocks.

●The coupon is paid on an annual basis and is based solely on the determination closing prices of the underlying stocks on the specified determination dates.

●The market price of the notes may be influenced by many unpredictable factors.

●The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the notes is not equivalent to investing in the common stock of Amazon.com, Inc., the common stock of Apple Inc. or the common stock of Tesla, Inc.

●The notes will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your notes for the entire 5-year term of the notes.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the notes is approximately $931.00 per note, or within $55.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Risks Relating to the Underlying Stocks

●You are exposed to the price risk of each underlying stock with respect to each annual coupon payment.

●Because the notes are linked to the performance of the worst performing of the underlying stocks, you are exposed to a greater risk of receiving the lower coupon payments than if the notes were linked to just one of the underlying stocks.

●No affiliation with Amazon.com, Inc., Apple Inc. or Tesla, Inc.

●We may engage in business with or involving Amazon.com, Inc., Apple Inc. or Tesla, Inc. without regard to your interests.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stocks.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Notes –Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes, and you should consult your tax adviser.